Samuel, Sally

From:	Michele Drummey <michele.drummey@prudential.com>
Sent:	Thursday, June 25, 2015 12:39 PM
To:	Samuel, Sally
Subject:	Premier II:June 25th Filing -- Courtesy Copies
Attachments:	06.25.15 Filing of Disco Premier II_Clean.pdf; 06.25.15 Filing of Disco Premier II_Blacklined.pdf

Dear Ms. Samuel:

Thank you for taking the time to speak with me Tuesday and Wednesday regarding the upcoming filing for Post-Effective Amendment #21 to Registration Statement 333-95637 ("PEA #21"). We have filed PEA #21, which incorporated changes made in our Correspondence Filing of June 24. PEA #21 also incorporates the two changes we spoke about on that same day as follows: (1) we have added an affirmative statement to the disclosure relating to free look that there is no free look or right to cancel period; and (2) we have clarified in the initial contributions section that we are speaking to initial contributions to the Contract.

Attached are copies of the filing for your ease of reference. The first version is a clean version. The second version is a black-lined version. This black-lined version will show added and deleted text.

Thank you again for your cooperation and flexibility. Please let me know if you need anything further.

Best Regards,

Michele Drummey
Director and Corporate Counsel
280 Trumbull Street
Hartford, Conn. 06103-3509
Tel. 860.534.4245 / Email: michele.drummey@prudential.com